Re:	UAL Corporation

Amendment No. 1 to the Registration Statement on Form S-4

Filed August 2, 2010

File No. 333-167801

Form 10-K for the fiscal year ended December 31, 2009

Filed February 26, 2010

Form 10-Q for the quarter ended March 31, 2010

Filed April 27, 2010

Definitive Proxy on Schedule 14A

Filed April 20, 2010

File No. 001-06033

August 16, 2010

Dear Mr. Webb:

Our client, UAL Corporation (“UAL” or the “Company”), today filed with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S–4 (the “Registration Statement”) relating to the proposed business combination transaction involving UAL and Continental Airlines, Inc. (“Continental”). For your convenience, we have enclosed herein four marked copies of Amendment No. 2, which have been marked to show changes made since Amendment No. 1 to the Registration Statement, as well as four unmarked copies of Amendment No. 2.

Set forth below are UAL’s responses to the comments of the Staff of the Commission (the “Staff”) contained in its letter to UAL, dated August 12, 2010. For convenience of reference, the Staff’s comments have been reproduced herein in italics. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2, unless otherwise noted.

Form S-4

Unaudited Comparative Per Share Data, page 18

1.	Please provide a footnote to your “Unaudited Comparative Per Share Data,” which defines “Continental unaudited pro forma equivalent per share data.” As part of the footnote, please describe how the disclosed amounts have been computed and the purpose of the disclosure.

In response to this Comment 1, the Company has included a footnote to the “Unaudited Comparative Per Share Data” table on page 18 of Amendment No. 2 to the Form S-4 which states:

“The Continental unaudited pro forma equivalent per share financial information is computed by multiplying the UAL unaudited pro forma combined amounts by the exchange ratio (1.05 shares of UAL common stock for each share of Continental common stock) so that the per share amounts are equated to the respective values for one share of Continental common stock.”

This information is required to be presented in accordance with Part 1, Item 3, paragraph (f) of the SEC regulations for Form S-4.

Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations Operating Revenues, page 42

2.	We have reviewed your response to our prior comment 23, and we note that you do not believe that it is necessary for MD&A to directly address and quantify the effect that factors such as average ticket price and enplaned passengers have on revenue. As part of your response, you state that changes in the number of passengers boarded and changes in the average price per passenger boarded do not fully explain important underlying revenue trends. However, we similarly do not believe that your metrics such as available seat miles (“ASMs”), revenue passenger miles (“RPMs”), and passenger revenue per available seat mile (PRASM) fully explain (i) all material underlying revenue trends or (ii) the underlying reasons for variances in the amount of revenue generated for comparable reporting periods. For example, while we acknowledge that (a) ASMs is a measure of your company’s available capacity, (b) RPMs appears to measure utilization, on the same basis as your measure of available capacity, and (c) PRASM appears to measure your effectiveness at generating revenue relative to your measure of available capacity, none of those metrics quantifies the aggregate effect of price or volume on revenue. In addition, we note that fluctuations in both the number of enplaned passengers and ticket prices drive RPMs and PRASM, as opposed to those metrics driving the variances in enplaned passengers, ticket prices, or passenger revenue.

For the reasons cited above, we continue to believe that you should supplement your current disclosure with a discussion and analysis of the effects of changes in enplaned passengers and average ticket price on revenue. Please note that we have also reviewed your examples of reasons why changes in the number of enplaned passengers and average ticket price may not fully explain important underlying revenue trends, and we believe that your examples identify additional factors that should be analyzed and discussed in your expanded MD&A disclosure, as applicable. For example, if factors such as changes in average flight length (a) impact average ticket price, (b) offsets or augments the impact of changes in the number of enplaned passengers, or (c) otherwise directly or indirectly impacts revenue, we believe those underlying factors should be addressed in MD&A. Please revise your disclosure in future filings, as appropriate. Provide your proposed expanded disclosure as part of your response.

Beginning with the Form 10-Q for the quarter ending September 30, 2010, the Company will update its disclosure on passenger revenue in the MD&A to disclose percentage changes in both enplaned passengers and average price per passenger, similar to the disclosure shown below. Significant year-over-year fluctuations in passenger revenue will be discussed. The following is an example of the revised disclosure, based upon a comparison between 2009 and 2008 passenger revenues.

“The table below presents UAL and United passenger revenues and selected operating data from our Mainline segment, broken out by geographic region, and from our Regional Affiliates segment, expressed as year-over-year changes.

	Domestic	Pacific	Atlantic	Latin America	Mainline	Regional Affiliates	Consolidated
Increase (decrease) from 2008:
Passenger revenues (in millions)	$(1,908)	$(916)	$(407)	$(196)	$(3,427)	$(34)	$(3,461)
Passenger revenues	(21.2)%	(28.9)%	(15.5)%	(36.3)%	(22.3)%	(1.1)%	(18.8)%
Passenger revenues per ASM (“PRASM”)	(12.0)%	(19.7)%	(13.2)%	(21.8)%	(14.1)%	(11.1)%	(12.3)%
Yield	(15.4)%	(17.2)%	(10.1)%	(16.6)%	(15.0)%	(12.7)%	(13.2)%
Average price per passenger	(10.6)%	(23.6)%	(13.1)%	(17.7)%	(12.6)%	(9.1)%	(13.8)%
Average stage length (a)	2.4%	(5.1)%	—%	(1.3)%	3.1%	6.0%	(0.7)%
Enplaned passengers	(11.9)%	(6.9)%	(2.7)%	(22.6)%	(11.2)%	8.9%	(5.8)%
Available seat miles (“ASMs”)	(10.4)%	(11.5)%	(2.6)%	(18.5)%	(9.7)%	11.2%	(7.4)%
Revenue passenger miles (“RPMs”)	(9.2)%	(10.6)%	(2.5)%	(19.2)%	(8.7)%	13.3%	(6.5)%
Passenger load factor (points)	1.1 pts.	0.8 pts.	0.1 pts.	(0.7) pts.	0.9 pts.	1.4 pts.	0.8 pts.

(a) Average stage length, or the average number of miles flown per flight departure, is calculated by dividing the number of aircraft flight miles flown by the number of aircraft departures.

Consistent with the rest of the airline industry, the Company’s decline in PRASM was partially driven by a precipitous decline in worldwide travel demand as a result of the severe global recession. Two key factors had a distinct impact on United’s revenue during 2009.

First, network composition played a role in overall unit revenue decline. International markets, in particular the Pacific region, experienced more significant unit revenue declines as compared to the other regions. Given the historic relative contribution of United’s strong international network to revenues, the Company’s revenues were disproportionately impacted by the contraction in travel demand in the Pacific.

Second, while travel demand declined across all geographic regions, premium and business demand declined more significantly than leisure demand. As United’s business model is strongly aligned to serve premium and business travelers both internationally and domestically, the decrease in travel by business travelers and the buy-down from premium class to economy class by some business travelers caused a significant negative impact on the Company’s results of operations. However, in the fourth quarter of 2009, the Company began to see signs of improvement.

In light of the current poor economic environment, these two factors—network composition and decline of premium and business demand—have had, and may continue to have, a negative impact on the Company’s results of operations.

In 2009, Mainline and Regional Affiliates yields decreased 15% and 13%, respectively, as compared to 2008, while Mainline and Regional Affiliates average fare per passenger decreased 13% and 9%, respectively, in the same period. The yield and average fare decreases were primarily a result of the weak economic environment in 2009 and the resulting adverse economic impacts on the Company, as discussed above. Mainline revenues were also negatively impacted by lower volumes of traffic. The decreases in RPMs and enplaned passengers were largely driven by the Company’s Mainline capacity reductions and by the lower demand for air transportation due to the effects of the severe global recession. Partially offsetting the Regional Affiliates’ decreases in yield and average fares were 13% and 9% increases in RPMs and enplaned passengers, respectively, driven largely by an 11% increase in Regional Affiliates capacity. Regional Affiliates capacity increased during 2009 as the Company reduced the size of its aircraft fleet operating across United’s total network to conform to lower demand for air transportation.”

Operating Expenses, page 45

3.

We have reviewed your response to prior comment 24, and we do not believe that you have fully addressed the issues raised in our comment. In this regard, the purpose of our comment was to solicit additional disclosure that analyzes the factors that have resulted in the material differences in the gains or losses realized on “cash” fuel hedges versus “non-cash” fuel hedges. For example, given that in fiscal year 2009, you recognized both “non-cash” fuel hedge gains of $586 million and “cash” fuel hedge losses of $482 millions, we believe that it would be appropriate to separately discuss drivers of each amount on a separate basis. In this regard, we do not believe that the referenced disclosure in the “Business” section of your Form 10-K addresses this. Furthermore, given the significance of your “cash” and “non-cash” fuel hedges, as well as the period-to-period fluctuations in the reported amounts, we believe that it would be appropriate to discuss such items in MD&A. For the reasons cited above, we re-issue our prior comment. Please provide your proposed expanded disclosure as part of your response.

In future filings, the Company will expand its disclosure in the MD&A to discuss the factors that resulted in the material differences in the “cash” and “non-cash” gains and losses on fuel hedges. The following is an example of the revised disclosure based on the results of operations for the years ended December 31, 2009 and 2008. Similar analysis will be included in the MD&A for future periods, as applicable.

“The cash hedge gains/losses represent actual cash paid or received upon settlement of derivative contracts, plus or minus the initial amount paid or received for the derivative, if any. The non-cash hedge gains/losses represent all unrealized mark-to-market (“MTM”) gains/losses recorded during a period and, in the period of settlement, the reversal of previously recorded MTM gains/losses.

During 2008, the Company entered into a significant number of fuel derivative contracts when crude oil prices were at or above $100 per barrel. The Company had primarily entered into collar structures whereby if prices increased above the collar, the Company would receive cash payments from the counterparty, and if prices decreased below the collar, the Company would be required to pay cash to the counterparties. Many of these collars had strike prices at around $100 per barrel of crude oil. Subsequent to the Company entering into these derivative contracts, oil prices decreased from a high of approximately $145 per barrel in the summer of 2008 to approximately $45 per barrel at December 31, 2008. This significant price decline in crude oil resulted in the recognition of material unrealized MTM (non-cash) losses in 2008 for contracts that remained unsettled with counterparties as of the end of the year. A total of $568 million of such non-cash MTM losses were classified in 2008 fuel expense, while an additional $279 million of such non-cash MTM losses were classified in non-operating expense for 2008. The Company recorded $40 million of cash losses for fuel derivative contract settlements in 2008 fuel expense, while an additional $249 million of cash losses were recorded in non-operating expense for 2008. At December 31, 2008 the Company had recorded a liability of $727 million representing the fair value of unsettled fuel derivative contracts based upon a crude oil price of approximately $45 per barrel on that date.

Crude oil prices increased gradually during the first half of 2009 from the December 31, 2008 price of approximately $45 per barrel to approximately $50 per barrel at the end of the first quarter of 2009 and to nearly $70 per barrel at the end of the second quarter of 2009. Therefore, a substantial portion of the contracts, which had significant unrealized losses recorded as of December 31, 2008, settled in the first and second quarters of 2009, when fuel prices were higher than at the end of 2008, but were still significantly below the fuel contract strike prices of approximately $100 per barrel. Due to the increase in fuel prices from December 31, 2008 to June 30, 2009, the Company’s cash settlements for these contracts were less than the unrealized, non-cash losses that the Company had recorded as of the end of 2008. This increase in price was the primary driver of the $104 million and $31 million of net gains recorded in 2009 as mainline fuel expense and non-operating expense, respectively. Cash losses of $482 million were recorded in mainline fuel expense in 2009 based on payment of this amount to settle contracts with fuel hedge counterparties. Because the Company had already recognized unrealized, non-cash losses of $568 million in 2008, the reversal of these non-cash losses upon settlement of the contracts was the largest component of the $586 million of non-cash gains in 2009. The non-operating cash and non-cash gains/losses fluctuated in 2009, as compared to 2008, for similar reasons.”

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

(g) Mileage Plus Awards, page 86

4.	We have reviewed your response to our prior comment 25, and it does not appear that you plan to disclose the amount of amount of revenue allocated to each element/deliverable of your mileage sales transactions. While we acknowledge that total marketing revenue attributable to such transactions is not material relative to your company’s total reported revenue, it would appear that the amount of revenue allocated to the marketing element could materially impact your reported income, if there are not significant costs attributable to and recognized in connection with that revenue element. In this regard, we cannot concur that revenue should be the sole basis for evaluating materiality. Furthermore, we note that the allocation of the mileage sales revenue is subject to significant estimates and judgments. In this regard, it would appear that those estimates and judgments, as well as changes in market or industry conditions that may impact the estimated fair value of the air transportation element, could result in variances in the percentage of mileage sales revenue allocated to the marketing element versus air transportation element for comparable reporting periods. As such, we believe that in addition to disclosing mileage sales proceeds, you should disclose (i) the amount reclassified from “Advanced purchase of miles” in each reporting period and (ii) the allocation of such amount between “Mileage Plus deferred revenue” and “Other operating revenue.” Please revise your disclosure accordingly, and provide us with a copy of your intended revised disclosure.

Beginning with the Form 10-K for the year ending December 31, 2010, the Company will provide the following additional tabular information as part of our accounting policy disclosure for Mileage Plus awards.

(in millions) Period	Cash Proceeds from Miles Sold and Earned (a)	Other Revenue Recognized Upon Award of Miles to Third-Party Customers (b)	Increase in Mileage Plus Deferred Revenue for Miles Sold and Earned (c)	Net Increase in Advanced Purchase of Miles (d)

Year ended December 31, 2009	$1,703	$(256)	$(1,377)	$(70)

Year ended December 31, 2008	2,204	(260)	(1,550)	(394)

(a)	Cash proceeds for transactions with non-airline third parties for the year ended December 31, 2008 include $500 million of proceeds from one significant advanced sales transaction to the Company’s co-branded credit card partner.

(b)	This amount represents other revenue recognized during the period from the sale of miles to third parties, representing the marketing services component of the sale.

(c)	This amount represents the increase to Mileage Plus Deferred Revenue during the period.

(d)	This amount represents the net increase in the Advance Purchase of Miles obligation due to cash payments for the sale of miles in excess of miles awarded to customers.

Note 3. Asset Impairments and Intangible Assets

Intangibles, page 95

5.	Refer to your response to our prior comment 28 and the table that presents the carrying values of your intangible assets. Based upon your response, it appears that it may be useful to provide a footnote to your table which explains that amortization of the Mileage Plus database has been accelerated in early years in order to reflect the greater benefit expected to be realized during such period. Please revise your disclosure accordingly or advise.

The Company will add the following footnote (a) to its table of disclosures for intangible assets in future Form 10-K filings:

“The following table presents information about the Company’s intangible assets at December 31, 2009 and 2008, respectively:

(Dollars in millions)	Weighted Average Life of Assets (in years)		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
			2009		2008
Amortized intangible assets
Airport slots and gates	9		$72	$37	$72	$30
Hubs	20		145	29	145	22
Patents	3		70	70	70	68
Mileage Plus database	7	(a)	521	221	521	179
Contracts	13		140	44	140	35
Other	7		12	7	13	5

	10		$960	$408	$961	$339

Unamortized intangible assets
Airport slots and gates			$219		$237
Route authorities			1,146		1,146
Tradenames			538		688

			$1,903		$2,071

(a)

The Mileage Plus database is being amortized over a 21 year life. The weighted average life of seven years was calculated based on an accelerated amortization schedule, which recognizes that this asset will produce the greatest benefit to the Company in the early years of the asset’s life because of member attrition from the database that progressively occurs over time.”

[Remainder of page intentionally left blank]

Should you have any questions concerning the foregoing, please contact either of the undersigned at the numbers listed on the cover page of this letter.

Sincerely,

/s/ GEORGE E. ZOBITZ
George E. Zobitz

Max A. Webb

    Assistant Director

        Division of Corporation Finance

            U.S. Securities and Exchange Commission

                100 F Street, N.E.

                    Mail Stop 3561

                         Washington, D.C. 20549

Copies to:

J. Nolan McWilliams

Jeffrey Sears

Lyn Shenk

U.S. Securities and Exchange Commission

Thomas J. Sabatino, Jr., Esq.

UAL Corporation

Jennifer L. Vogel, Esq.

Continental Airlines, Inc.

Kevin P. Lewis, Esq.

Gillian A. Hobson, Esq.

Vinson & Elkins LLP

Robert A. Profusek, Esq.

J. Mark Metts, Esq.

Jones Day